================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 5 August 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -----------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F |X| Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes              No    |X|
                              -------          --------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                 Not applicable.
Enclosures:

Q2 2003 Financial Results press release       4 August 2003              16 inc

FINAL

                      ebookers continues strong performance

                         Quarter 2 and Half Year Results


 - ebookers expands India back office (Business Process Outsourcing facility) to service 3rd parties and further develops profitability potential -


4 August 2003 - ebookers plc, the pan-European leisure specialist online, (LSE:
EBR, Nasdaq: EBKR) today announces its financial results for Quarter 2 and the Half Year ended 30 June 2003.


Highlights for Quarter 2

-    Gross sales rise by 67% to(pound)118m (Q2 2002 -(pound)71m).

- Turnover (gross profit) rises 101% to(pound)15.0m (Q2 2002 -(pound)7.5m). Organic growth of 28%.

-    Margin1 improves to 12.7% (Q2 2002 10.5%). An excellent result.

- Adjusted pre-tax loss2 significantly reduced in seasonally weakest quarter to(pound)(0.9)m (Q2 2002(pound)(1.7)m) despite SARS and Iraq War.

- Travelbag integration continues to make rapid progress. 35% of passengers now from Internet.

-    India BPO cost savings this quarter estimated at (pound)1.4m.

- India BPO capacity to increase from 600 to 2,000 staff in taking on third party clients. The BPO will trade under the name Tecnovate.


Nigel Addison Smith, CFO, ebookers plc comments:
"These strong results in what is now our seasonally weakest quarter, combined with the effects of the war and SARS, show the capability of the ebookers businesses. The integration of Travelbag continues ahead of expectations with the migration of activity to our Indian BPO well underway. These results highlight our bottom line focus of tight cost control combined with internet driven top line growth."

Dinesh Dhamija, CEO, ebookers plc comments:
"We are now in the process of increasing the size of Tecnovate, our BPO facility. This additional capacity will be used to service third party clients. We have already demonstrated our expertise in creating a successful BPO and will now turn it from a cost centre into a profit centre. When combined with the high internet growth of an online travel company we believe that this gives ebookers a unique position to build on the profit potential of the group."



1    Margin defined as turnover (gross profit) as a percentage of gross sales.
2 Before amortisation, all stock compensation related costs, and exceptional items. See note 3.

Chairman's statement
--------------------

ebookers has recorded an excellent second quarter. This was despite the impact of SARS and the Iraq war and most importantly the low winter season for our recent acquisition, Travelbag Holdings Limited "Travelbag", which is focused on long haul southern hemisphere destinations.

Travelbag Integration

As a bricks and mortar travel company, with a long-haul focus, Travelbag has traditionally been unprofitable in Quarter 2, making the majority of its profits in the Autumn and Winter peak long haul booking period. We aim to use the internet to deliver profits whatever the season.

Travelbag's internet sales have increased from 16% of all passengers in January to 35% in July. This is an excellent result at this stage, however the process is still in its early stages. The faster we can convert Travelbag to online sales channels, the more profitable its sales will become. For the Travelbag brand, our aim is to deliver 70%+ internet passenger bookings within the next 12 months.


BPO

We have successfully undergone the complex process of establishing an Indian BPO facility. The BPO facility is key to cost reduction, but it is also a critical driver behind our sales growth. Cost levels in India allow us to take on high-quality revenue-generating staff. This resource is key to delivering profitable e-mail sales, and proactive customer service encouraging product cross sell. In Quarter 2 2003 we estimate that the BPO facility delivered cost savings of (pound)1.4m. (This is the estimated cost if Indian functions had been carried out in Europe instead). With Travelbag functions currently being transferred, BPO cost savings could rise to over (pound)2m per quarter by the end of the year.

The BPO facility has been designed to act as a third party service provider, and we have already received several approaches from top-tier international organisations anxious to benefit from ebookers' BPO facility.

To service these clients, and additional workload from ebookers, the company has taken on an additional 62,000 sq ft in New Delhi, with capacity to recruit up to 1,400 more staff. This expansion is being supported by the recruitment of additional senior management, and the establishment of internationally recognised quality accreditation programmes.

Technology

ebookers' technology development programme is focused on sales and margin growth as well as supporting group cost reduction targets through automation. Key to growth is the installation of optimal product mix technologies. On the UK website new technology has just been launched allowing the dynamic packaging of hotel and flight products, giving excellent value to our customers and the capacity for significant margin enhancements to our business. Enhanced car and hotel booking engines are at advanced stages of development. All of these initiatives will be supported by a new company-wide CRM programme aimed at improving conversion and customer retention rates and providing data to drive future marketing campaigns.


Financial statement
-------------------

During the period, ebookers has continued its track record of growth combined with cost control.

With the addition of Travelbag and its effect on our seasonal mix, Quarter 2 is now the group's weakest seasonal quarter. This quarter was also affected by SARS and the Iraq War. Nonetheless it has seen significant acquisition and organic (non-acquisition) growth with gross sales of (pound)118.2m in Quarter 2 2003 compared to (pound)71.0m in Quarter 2 2002, an increase of 67%. Turnover (gross profit) increased 101% year on year to (pound)15.0m, with organic growth of 28%. For the first half of 2003, gross sales were (pound)226.9m compared to (pound)131.6m in the same period last year an increase of 72%. Turnover (gross profit) was (pound)29.3m compared to (pound)14.2m in the first half of 2002, an increase of 107%, and an organic increase of 35%.

Particularly encouraging during the first half of 2003 and Quarter 2 2003 was the effect of increased non-air sales and their impact on overall margins. Our overall margin (gross margin on gross sales), increased to 12.7% in Q2 (Q2 2002:
10.5%) and 12.9% in the first half year (first half 2002, 10.8%). Turnover (gross profit) from non-air products accounted for approximately 37% of turnover in Quarter 2 2003 compared to 24% in Quarter 2 2002.

Quarter 2 2003 adjusted (cash) operating costs* were (pound)15.0m. The Quarter 2 2003 costs represent 12.7% of gross sales. Within this, the cost base of the Travelbag business represented 15.9% of gross sales, compared to 11.0% for ebookers. This indicates the significant potential to decrease Travelbag costs, particularly through continued transfer of functions to the India BPO and increased online sales and automation.

Adjusted loss before tax* was (pound)0.9m in Quarter 2 2003. This was better than market expectations and compares to an adjusted loss before tax of (pound)1.7m in Quarter 2 2002. For the first half of 2003 we achieved an adjusted loss of (pound)0.8m compared to an adjusted loss of (pound)4.0m for the first half of 2002. Within the first half of 2003, in the seasonally stronger Quarter 1 we achieved our first ever adjusted profit of (pound)0.1m despite the Iraq war and its build-up, indicative of the significant profitability potential of our business. Excluding Travelbag, ebookers made an adjusted profit of (pound)0.2m for Quarter 2 2003, with Travelbag making an adjusted loss of (pound)1.1m due to this being its weakest quarter and the effect of SARS.

Loss after tax for Quarter 2 2003 was (pound)7.4m compared to (pound)3.5m in Quarter 2 2002. The increase was predominantly due to an increase of (pound)1.1m in goodwill amortisation from (pound)1.2m in Quarter 2 2002 to (pound)2.3m in Quarter 2 2003 following the Travelbag acquisition, and (pound)2.9m of exceptional items, mainly due to exceptional costs associated with the integration of Travelbag. For the first half of 2003 the loss after tax was (pound)12.3m, compared to (pound)7.0m in the first half of 2002. In the first half of 2003 the loss included (pound)6.8m of exceptional items (again mainly associated with Travelbag). Goodwill amortisation charges in the first half of 2003 were (pound)4.2m, compared to (pound)2.4m in the first half of 2002.

Quarter 2 2003 saw a significant strengthening of our cash position from (pound)49m at the end of Quarter 1 2003, to (pound)56m at the end of Quarter 2 2003.

Current trading
---------------

Our UK acquisition of Travelbag and Bridge the World has delivered an excellent performance in July powered by the successful start of their conversion to online sales. Our mainland European subsidiaries are also performing well.

However, we are currently seeing lower than expected demand for some long and mid haul destinations. We believe that this has been caused by the knock-on effect of SARS and the Iraq war on consumer demand in these markets.

We believe that the prospects remain good for autumn and winter bookings given the long and mid haul focus of the company.

Outlook
-------

We are extremely confident about the future due to our strength in destination content, geographical breadth, ability to serve customers both on and offline, and our low cost BPO in India.

                                    --ends--


* Please see note 3 for definition and schedule of proforma adjusted financial measures

MEDIA PHOTOGRAPHY OF BPO WILL  BE AVAILABLE MONDAY PM
-----------------------------------------------------

For further information:
------------------------

ebookers plc
Oliver Strong                                        +44 (0) 20 7489 2239
oliver.strong@ebookers.com                           +44 (0) 7771 934 153
--------------------------

Cubitt Consulting (UK)
Peter Ogden                                          +44 (0) 20 7367 5130
peter.ogden@cubitt.com

Webcast and conference call
---------------------------

When: Monday 4 August at 16:00 BST /15:00 GMT / 17:00 CET / 11:00 ET (USA, NYC).
Where: For registration of the live event please click on the link below:

http://meta.unit.net/ebookers/20030804/index.html

Should you wish to take part in the Conference Call, please dial one of the following numbers:

UK dial in 0845 245 3471
International dial in +44 (0) 1452 550 000

A replay of the conference will be available for 7 days on the following numbers:

UK  0845 245 5205
International  +44 (0) 1452 55 00 00
Replay Access Number: 341092#


If you are unable to participate during the live audio webcast, the event will be archived on the same URL as listed above for 90 days from the date of the event.

(Minimum Requirements to listen to broadcast:
The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/windowsmedia/en/download/default.asp Or Real
Player and at least a 28.8Kbps connection to the Internet.)

About ebookers plc
------------------

ebookers is a leading pan-European online travel agency with websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 600, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.

Forward Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrated companies across Europe including Travelbag Holdings, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, reduce its operating costs through outsourcing certain functions to India, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.



CONSOLIDATED QUARTERLY                                               Quarter    Quarter    Quarter  Half year  Half year
PROFIT AND LOSS ACCOUNT                                                ended      ended      ended      ended      ended
                                                                   30-Jun-03  30-Jun-02  31-Mar-03  30-Jun-03  30-Jun-02
(Prepared in accordance with UK GAAP)                                GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
                                                                 (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
                                                            Note
GROSS SALES                                                   1     118,216     70,988    108,662    226,878    131,624
                                                                  =======================================================
(Q2 2003 including acquisitions: GBP39,653,000)

                                                            Note
Turnover (gross profit)                                       1      15,025      7,478*    14,287     29,312     14,191*
(Q2 2003 including acquisitions: GBP5,454,000)

Distribution costs: (Q2 2003 including acquisitions: GBP4,019,000)
Sales and marketing                                                  (8,420)    (4,281)    (7,616)   (16,036)    (7,743)

Administrative expenses: (Q2 2003 including acquisitions: GBP6,660,000)
Technology costs                                                     (1,077)      (751)    (1,380)    (2,457)    (1,468)
General administrative expenses                                      (5,475)    (3,393)    (4,867)   (10,342)    (7,233)
Depreciation                                                           (916)    (1,059)      (682)    (1,598)    (2,116)
Amortisation of profit on sale and leaseback transaction                 50          -         75        125          -
National Insurance on stock options                                  (1,197)         -        937       (260)         -
Stock compensation cost                                                (144)      (634)      (152)      (296)      (701)
Amortisation of goodwill                                             (2,253)    (1,192)    (1,906)    (4,159)    (2,384)
                                                            Note
Exceptional items                                             4      (2,918)         -     (3,840)    (6,758)         -

                                                                 -------------------------------------------------------
Total administrative expenses                                       (13,930)    (7,029)   (11,815)   (25,745)   (13,902)
                                                                 -------------------------------------------------------

Total operating expenses                                            (22,350)   (11,310)   (19,431)   (41,781)   (21,645)

                                                                 -------------------------------------------------------
Operating loss                                                       (7,325)    (3,832)    (5,144)   (12,469)    (7,454)
(Q2 2003 including acquisitions GBP5,225,000)

Interest receivable and similar income                                  206        276        449        655        429
Interest payable and similar charges                                   (282)         -       (160)      (442)       (26)

                                                                 -------------------------------------------------------
Loss on ordinary activities before taxation                 Note     (7,401)    (3,556)    (4,855)   (12,256)    (7,051)
                                                              1
Tax (charge)/credit on loss on ordinary activities                      (10)        87        (10)       (20)        79

                                                                 -------------------------------------------------------

Loss on ordinary activities after taxation retained
for the financial period                                             (7,411)    (3,469)    (4,865)   (12,276)    (6,972)
                                                                 =======================================================

Weighted average number of shares (in 000's)                         63,449     48,724     57,918     60,699     47,784

Basic and diluted loss per share                                   (11.68)p    (7.12)p    (8.40)p   (20.22)p   (14.59)p
                                                                 =======================================================

* The presentation of turnover has changed during 2002.  See Note 1 for details.


CONSOLIDATED BALANCE SHEETS                                     As Restated (1)
---------------------------
                                                     30-Jun-03     30-Jun-02    31-Mar-03
                                                       GBP'000       GBP'000      GBP'000
                                                   (unaudited)   (unaudited)  (unaudited)
(Prepared in accordance with UK GAAP)

FIXED ASSETS
Intangible assets                                      55,720        13,236       58,602
Tangible assets                                        10,916         5,199       11,351

                                                 ----------------------------------------
                                                       66,636        18,435       69,953
                                                 ----------------------------------------
CURRENT ASSETS
Debtors                                                15,177         8,808       15,342
Cash at bank and in hand                               56,060        24,723       48,690

                                                 ----------------------------------------
                                                       71,237        33,531       64,032


CREDITORS: amounts falling due within one year        (73,259)      (32,741)     (63,543)


                                                 ----------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                       (2,022)          790          489
                                                 ----------------------------------------


TOTAL ASSETS LESS CURRENT LIABILITIES                  64,614        19,225       70,442


CREDITORS: amounts falling due after more than
 one year                                             (16,441)            -      (16,389)

PROVISIONS FOR LIABILITIES AND CHARGES                 (2,053)         (635)        (856)


                                                 ----------------------------------------
NET ASSETS                                             46,120        18,590       53,197
                                                 ========================================


CAPITAL AND RESERVES
Called up share capital                                 8,903         6,982        8,876
Share premium account                                 113,188        73,402      112,933
Merger reserve                                          2,194         2,194        2,194
Shares to be issued                                    19,570        18,587       19,635
Profit and loss account                               (97,735)      (82,575)     (90,441)

                                                 ----------------------------------------

EQUITY SHAREHOLDERS' FUNDS                             46,120        18,590       53,197
                                                 ========================================

(1) Provisions for liabilities and charges have been reclassified from within creditors due within one year for results at 30 June 2002.



CONSOLIDATED CASH FLOW STATEMENT                            Quarter     Quarter      Quarter  Half year  Half year
                                                              ended       ended        ended      ended      ended
                                                          30-Jun-03   30-Jun-02    31-Mar-03  30-Jun-03  30-Jun-02
(Prepared in accordance with UK GAAP)                       GBP'000     GBP'000      GBP'000    GBP'000    GBP'000
                                                        (unaudited) (unaudited)  (unaudited)(unaudited)(unaudited)

Net cash inflow/(outflow) from operating activities          9,091       1,576      (10,276)    (1,185)     4,995

Returns on investment and servicing of finance
Interest received                                              206         276          449        655        429
Interest paid                                                 (232)        (19)        (160)      (392)       (45)
Net cash flow from returns on investment and
                                                     -------------------------------------------------------------
servicing of finance                                           (26)        257          289        263        384
                                                     -------------------------------------------------------------

Overseas tax paid                                             (131)          -          (31)      (162)         -


Capital expenditure and financial investment
Payments to acquire tangible fixed assets                   (1,687)       (217)        (784)    (2,471)    (1,135)
Net cash flow from capital expenditure and
                                                     -------------------------------------------------------------
financial investment                                        (1,687)       (217)        (784)    (2,471)    (1,135)
                                                     -------------------------------------------------------------

Acquisitions
Payment to acquire subsidiary                                    -           -      (40,409)   (40,409)         -
Net cash/(overdraft) acquired with subsidiary                    -           -       34,706     34,706          -
                                                     -------------------------------------------------------------
                                                                 -           -       (5,703)    (5,703)         -
                                                     -------------------------------------------------------------

Net cash inflow/(outflow) before financing                   7,247       1,616      (16,505)    (9,258)     4,244

Financing
Issue of ordinary shares net of expenses                       336          50       29,005     31,089         50
Capital element of finance lease repayments                    (38)       (200)        (161)      (199)      (450)
New finance leases                                               -           -          123        123          -
Loan received net of expenses                                    -           -       14,360     14,360          -
Expenses of issue of OSC                                         -           -            -     (1,748)         -
                                                     -------------------------------------------------------------
Net cash flow from financing                                   298        (150)      43,327     43,625       (400)
                                                     -------------------------------------------------------------


Increase in cash in the period                               7,545       1,466       26,822     34,367      3,844
                                                     =============================================================

NOTES TO THE ACCOUNTS

1. SEGMENTAL ANALYSIS


                           Gross Sales (1)                       Turnover (gross profit) (2)
                 Quarter    Quarter  Half year  Half year    Quarter    Quarter  Half year  Half year
                   ended      ended      ended      ended      ended      ended      ended      ended
               30-Jun-03  30-Jun-02  30-Jun-03  30-Jun-02  30-Jun-03  30-Jun-02  30-Jun-03  30-Jun-02
                 GBP'000    GBP'000    GBP'000    GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
             (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
UK:
Continuing
operations       46,127     46,245     96,770     89,577      5,970      4,785     12,412      9,657
Acquisitions     39,653          -     70,302          -      5,454          -     10,205          -
             ----------------------------------------------------------------------------------------
UK               85,780     46,245    167,072     89,577     11,424      4,785     22,617      9,657
Non UK           32,436     24,743     59,806     42,047      3,601      2,693      6,695      4,534

             ----------------------------------------------------------------------------------------
                118,216     70,988    226,878    131,624     15,025      7,478     29,312     14,191
             ----------------------------------------------------------------------------------------


                           Loss Before Tax             Net assets/(liabilities)
                 Quarter    Quarter  Half year  Half year
                   ended      ended      ended      ended      As at      As at
               30-Jun-03  30-Jun-02  30-Jun-03  30-Jun-02  30-Jun-03  30-Jun-02
                 GBP'000    GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
             (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
UK:
Head Office      (4,168)    (3,645)    (5,983)    (6,991)    35,923     18,518
Other
 continuing
operations        1,212         32      2,731        176      4,844      1,087
Acquisitions     (5,086)         -    (10,014)         -      3,821          -
             ------------------------------------------------------------------
UK               (8,042)    (3,613)   (13,266)    (6,815)    44,588     19,605
Non UK              641         57      1,010       (236)     1,532     (1,015)

             ------------------------------------------------------------------
                 (7,401)    (3,556)   (12,256)    (7,051)    46,120     18,590
             ------------------------------------------------------------------



(1) Gross sales is a memorandum disclosure and represents the total transaction value of all our services and hence includes the total amount paid by customers for the services provided by the Group, as opposed to the margin earned per the Group's turnover definition. The Group reports total transaction value since the Directors believe that it reflects more accurately the cash flows within the Group. It is also a widely used measure of company size within the travel sector.

(2) Turnover (gross profit) in the Group consists largely of the margins on sales of discounted airfares on scheduled flights as well as other travel products and services. The Group recognises revenue at the time the reservation is ticketed as the customer generally does not have the ability to cancel tickets or obtain refunds after ticketing, and all amounts payable have been received. In cases where customers have the ability to cancel and obtain refunds after ticketing, the Group is able to estimate its refund obligations and such obligations are accounted for.

     Turnover (gross profit) includes other travel product margins from hotel reservations, car rental and travel insurance. Incentive income is also received from the Group's service provider business partners and is recognised as turnover (gross profit) on receipt, unless dependent upon monthly or quarterly targets being achieved, in which case it is recognised over the life of the contract. In addition, turnover (gross profit) also includes advertising revenue earned during the period.

2. RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES


                                           Quarter    Quarter    Quarter  Half year  Half year
                                             ended      ended      ended      ended      ended
                                         30-Jun-03  30-Jun-02  31-Mar-03  30-Jun-03  30-Jun-02
                                           GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
                                       (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
Operating loss                             (7,325)    (3,832)    (5,144)   (12,469)    (7,454)
Amortisation of goodwill                    2,254      1,192      1,906      4,160      2,384
Depreciation                                  916      1,059        682      1,598      2,116
Stock Compensation charge                     145        634        152        297        701
National insurance relating
 to stock options                           1,197          -       (937)       260          -
Amortisation of profit on
 sale and leaseback transaction               (50)         -        (75)      (125)         -
Issue of shares for non-cash consideration      -          -         16         16          -
Decrease/(increase) in debtors                164       (303)    (3,867)    (3,703)    (3,101)
Increase/(decrease) in creditors           10,549      2,703     (7,532)     3,017     10,317
One off trading cash receipt                    -          -      1,118      1,118
Exchange (losses)/gains                       (85)       123       (120)      (205)        32
Non cash exceptional items                  1,326          -      3,525      4,851          -
                                       -------------------------------------------------------
Net cash inflow/(outflow) from
 operating activities                       9,091      1,576    (10,276)    (1,185)     4,995
                                       -------------------------------------------------------

3. RECONCILIATION OF PROFORMA MEASURES

                                           Quarter    Quarter    Quarter  Half year  Half year
                                             ended      ended      ended      ended      ended
                                         30-Jun-03  30-Jun-02  31-Mar-03  30-Jun-03  30-Jun-02
                                           GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
                                       (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)
Loss on ordinary
 activities before taxation                (7,401)    (3,556)    (4,855)   (12,256)    (7,051)
Add back:
Amortisation of goodwill                    2,253      1,192      1,906      4,159      2,384
Stock compensation charge                     145        634        152        296        701
National Insurance on share options         1,197          -       (937)       260          -
Exceptional items                           2,918          -      3,840      6,758          -

                                       -------------------------------------------------------
Adjusted (loss)/profit before tax            (888)    (1,730)       106       (783)    (3,966)
                                       =======================================================
Weighted average
 number of shares (in 000's)               63,449     48,724     57,918     60,699     47,784

Adjusted (loss)/profit per share,
 based on adjusted
 (loss)/profit before tax                   (1.40)p    (3.55)p      0.18p    (1.29)p    (8.30)p
                                       =======================================================


4. EXCEPTIONAL ITEMS

                                                    Q1        Q2     Total
                                               GBP'000   GBP'000   GBP'000

Stock compensation charges (including NI)
 and retirement costs                           3,608         -     3,608
Acquisition and integration costs                 232     1,712     1,944
Integration related fixed asset write downs         -     1,206     1,206
                                          --------------------------------

Total exceptional items charged                 3,840     2,918     6,758
                                          ================================

5. OTHER MATTERS

Accounting principles
These interim accounts have been prepared on the basis of accounting principles as set out in the annual financial statements at 31 December 2002.

Statutory information
The financial information for the 3 month and 6 month periods ending 30 June 2003 and 2002 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985.

The financial information for the year ended 31 December 2002 is abridged from the statutory accounts which have been reported on by the Group's auditors, Deloitte and Touche and which have been filed with the Registrar of Companies.

The report of the auditors thereon was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

SUPPLEMENTARY INFORMATION, PREPARED IN ACCORDANCE WITH US GAAP

These financial statements set out below are presented in US dollar amounts, solely for the convenience of the reader at the rates as set out below. No representation is made that the amounts shown could have been, or could be converted into US dollars at that, or any other rate.


CONSOLIDATED STATEMENT OF OPERATIONS        Quarter    Quarter    Quarter  Half year  Half year
                                              ended      ended      ended      ended      ended
                                          30-Jun-03  30-Jun-02  31-Mar-03  30-Jun-03  30-Jun-02
(Prepared in accordance with US GAAP)        $'000      $'000      $'000      $'000      $'000
                                        (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)

Revenue                                     24,070     11,034     22,620     47,094     20,744


Operating expenses:
Marketing and sales                         13,632      6,254     11,995     25,838     11,180
General and administrative                   8,783      4,958      7,003     15,906     10,445
Stock compensation                          17,809      7,935    (13,425)     3,988      7,967
Depreciation                                 1,483      1,547      1,074      2,575      3,055
Product technology and development           1,745      1,097      2,173      3,959      2,120
Exceptional items                            4,724          -      6,048     10,888          -

                                        -------------------------------------------------------

Total operating expenses                    48,176     21,791     14,868     63,154     34,767
                                        -------------------------------------------------------



Operating (loss)/profit                    (24,106)   (10,757)     7,752    (16,060)   (14,023)

Other income
Interest income                                334        358        558        905        578
Other                                            -         45        150        150         41

                                        -------------------------------------------------------
                                               334        403        708      1,055        619
Other expense
Interest expense                              (345)         -       (252)      (601)       (38)
Other                                         (113)         -          -       (111)         -

                                        -------------------------------------------------------
                                              (458)         0       (252)      (712)       (38)
(Loss)/profit from continuing
 operations before income taxes             (24,230)   (10,354)     8,208    (15,717)   (13,442)

Income tax provision                           (16)       128        (16)       (32)       115

                                        -------------------------------------------------------
Net (loss)/profit                          (24,246)   (10,226)     8,192    (15,749)   (13,327)
                                        =======================================================

Basic and diluted weighted
 average number of shares '000              63,449     48,724     57,918     60,699     47,784

Net (loss)/profit per
 share - basic and diluted                  $(0.38)    $(0.21)     $0.14     $(0.26)    $(0.28)
                                        =======================================================

Exchange rates used $ per GBP                1.619      1.461      1.575      1.611      1.444

CONSOLIDATED BALANCE SHEETS                     30-Jun-03  30-Jun-02  31-Mar-03
(Prepared in accordance with US GAAP)              $'000      $'000      $'000
                                              (unaudited)(unaudited)(unaudited)

ASSETS
Current assets:
Cash and cash equivalents                         92,499     37,826     76,686
Accounts receivable, net of
 allowance for doubtful accounts                   5,539      6,425      4,132
Prepaid expenses                                   7,039      1,750      7,001
Other current assets                              12,535      5,367     13,098

                                              ---------------------------------
Total current assets                             117,612     51,368    100,917


Property, plant and equipment, net                17,059      7,657     17,043
Other non-current assets                             952        298        835
Goodwill, net caret                              102,754     20,280     99,074

                                              ---------------------------------
TOTAL ASSETS                                     238,377     79,603    217,869
                                              =================================


LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
Bank overdraft                                       657      1,195        902
Accounts payable                                  93,905     29,654     75,719
Accrued expenses and
 other current liabilities                        27,708     21,326     24,990
                                              ---------------------------------
Total current liabilities                        122,270     52,175    101,611

Long term liabilities                             27,601          -     25,813



Shareholders' equity:
Ordinary shares of GBP0.14 par value -
 issued and outstanding                           14,688     10,682     13,980
Additional paid-in capital                       217,726    124,245    190,432
Accumulated deficit                             (143,122)  (107,780)  (113,283)
Accumulated other comprehensive loss                (786)       281       (684)
                                              ---------------------------------
Total shareholders' equity                        88,506     27,428     90,445
                                              ---------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS EQUITY        238,377     79,603    217,869
                                              =================================

Exchange rate for the period end ($ per GBP)       1.650      1.530      1.575


^The purchase price allocation following the acquisition of Travelbag has yet to be completed. Under US GAAP, this may result in the recognition of intangible assets that will need to be amortised.



CONSOLIDATED CASH FLOW STATEMENT              Quarter    Quarter    Quarter  Half year  Half year
(US GAAP Numbers)                               ended      ended      ended      ended      ended
                                            30-Jun-03  30-Jun-02  31-Mar-03  30-Jun-03  30-Jun-02
                                               $'000      $'000      $'000      $'000      $'000
                                          (unaudited)(unaudited)(unaudited)(unaudited)(unaudited)

Cash flows from operating activities:

Net (loss)/profit:                           (24,246)   (10,226)     8,192    (15,750)   (13,327)

Adjustments to reconcile net (loss)/profit
to net cash used for operating activities:
Depreciation                                   1,483      1,547      1,074      2,575      3,056

Changes in :
Trade working capital                         19,555      3,242    (12,999)     6,165      9,010
One off trading cash receipt                       -          -      1,761      1,801          -
Stock compensation expense/(credit)           17,809      7,935    (13,425)     3,988      7,967

                                          -------------------------------------------------------
Net cash provided
 from operating activities                    14,601      2,498    (15,397)    (1,221)     6,706
                                          -------------------------------------------------------

Cash flows from investing activities
Capital expenditure and acquisitions               -       (332)   (63,644)   (65,108)    (1,652)
Decrease in restricted cash                        -          -      5,487      5,613          -
Other capital expenditure                     (2,731)         -     (1,235)    (3,981)         -
                                          -------------------------------------------------------
Net cash used in investing activities         (2,731)      (332)   (59,392)   (63,476)    (1,652)
                                          -------------------------------------------------------

Cash flows financing activities:
(Decrease)/increase in
 bank loans and overdraft                       (283)       383        219        (58)     1,144
Proceeds from issuance of common
 stock net of expenses                           544         77     45,684     47,276         76
Loan received net of expenses                      -          -     22,617     23,137          -
Capital element of finance lease                 (62)         -       (253)      (321)       515
                                          -------------------------------------------------------
Net cash provided
 from financing activities                       199        460     68,267     70,034      1,735
                                          -------------------------------------------------------

Effect of exchange rates on cash               1,602      2,392       (190)     1,846      1,481

Net increase/(decrease) in cash receipts      13,671      5,018     (6,712)     7,183      8,270
Cash at the beginning of the period           78,828     32,808     28,736     29,397     29,556
Cash at acquisition                                -          -     54,662     55,919          -
                                          -------------------------------------------------------
Cash at the end of the period                 92,499     37,826     76,686     92,499     37,826
                                          -------------------------------------------------------
Exchange rate used
 in calculations $ per GBP                     1.619      1.461      1.575      1.611      1.444



Reconciliation between UK and US GAAP

For the quarter ended 30 June 2003 (unaudited)                                  GBP'000's

Retained loss for the period 1 April 2003 to 30 June 2003                         (7,411)
Reported in the consolidated profit and loss account for the period under UK
 GAAP

Amortisation of goodwill                                                           2,253
Deferred revenue                                                                      75
Revenue                                                                             (234)
Stock compensation cost                                                          (10,855)
National Insurance                                                                 1,197
                                                                                ---------

Retained loss for the period 1 April 2003 to 30 June 2003 under US GAAP          (14,975)
                                                                                =========

                                                                                  $'000's

Loss for the period 1 April 2003 to 30June 2003 under US GAAP                    (24,246)
                                                                                =========

*Translated in US $ at the average exchange rate for the period of $1.61900 per GBP1

For the half year to 30June 2003 (unaudited)                                    GBP'000's
--------------------------------------------------------------------------------

Retained loss for the period 1 January 2003 to 30 June 2003                      (12,276)
Reported in the consolidated profit and loss account for the period under UK
 GAAP

Amortisation of goodwill                                                           4,159
Deferred revenue                                                                     150
Revenue                                                                             (234)
Amortisation of profit on sale and leaseback transaction                             (25)
Stock compensation cost                                                           (2,179)
National Insurance                                                                   631
                                                                                ---------

Retained loss for the period 1 January 2003 to 30 June 2003 under US GAAP
 (unaudited)                                                                      (9,774)
                                                                                =========

                                                                                  $'000's

Loss for the period 1 January 2003 to 30 June 2003 under US GAAP (unaudited)     (15,749)
                                                                                =========
*Translated in US $ at the average exchange rate for the period of $1.61122 per
 GBP1
                                                                                GBP'000's

Shareholders' equity as reported in the consolidated balance sheet under UK GAAP
 (unaudited)                                                                      46,120

Goodwill                                                                           6,555
Net assets of Carbookers Limited                                                      43
Deferred revenue                                                                    (425)
Revenue                                                                             (234)
Deferral of gain on asset disposal                                                  (185)
National Insurance                                                                 1,765

                                                                                ---------

Shareholders'equity as reported in the consolidated balance sheet under US GAAP   53,639
                                                                                =========

                                                                                  $'000's

Shareholders' equity as reported in the consolidated balance sheet under US GAAP  88,506
                                                                                =========
Translated in US$ at exchange rate for the period end of $1.65000 per GBP1

For a description of the differences between UK GAAP and US GAAP, see the supplementary information section in the ebookers plc Annual report and accounts for the year ended 31 December 2002.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  August 5 2003
                                                            Helen O'Byrne
                                                            Company Secretary
                                                            ebookers plc